Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated December 2, 2019 to Prospectus dated June 30, 2017

Registration No. 333-219088

DOMINION ENERGY, INC.

800,000 Shares of

4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference of $1,000 Per Share)

Pricing Term Sheet

Issuer:	Dominion Energy, Inc. (the “Issuer”)

Security:	4.65% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, without par value (the “Preferred Stock”)

Liquidation Preference:	$1,000 per share of Preferred Stock

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba1 (stable outlook)/BBB- (stable outlook)/BBB- (stable outlook)

Size:	$800,000,000

Term:	Perpetual

Dividend Rate:	The initial dividend rate for the Preferred Stock from and including the date of original issuance to, but excluding, December 15, 2024 (the “First Call Date”) will be 4.65% per annum of the $1,000 liquidation preference per share. On and after the First Call Date, the dividend rate on the Preferred Stock for each Reset Period (as defined herein) will be equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date (as defined herein) plus a spread of 2.993%.

Dividend Payment Date:	June 15 and December 15, commencing on June 15, 2020

Trade Date:	December 2, 2019

Settlement Date (T+9)**:	December 13, 2019

Optional Redemption:

The Issuer may, at its option, redeem the Preferred Stock:

•  in whole or in part, from time to time, on the First Call Date or on any subsequent Reset Date at a redemption price in cash equal to $1,000 per share; or

•  in whole but not in part, at any time within 120 days after the conclusion of any review or appeal process instituted by the Issuer following the occurrence of a Ratings Event (as defined herein), at a redemption price in cash equal to $1,020 per share (102% of the liquidation preference of $1,000 per share), plus, in each case, all accumulated and unpaid dividends (whether or not declared) to, but excluding, such redemption date.

Public Offering Price:	$1,000 per share of Preferred Stock

Underwriting Discount:	$10.00 per share of Preferred Stock

No Listing:	The Issuer does not intend to apply to list the Preferred Stock on any securities exchange.

Joint Book-Running Managers:	BofA Securities, Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SunTrust Robinson Humphrey, Inc.

CUSIP/ISIN:	25746UDD8/US25746UDD81

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the preliminary prospectus supplement dated December 2, 2019, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
Credit Suisse Securities (USA) LLC	1-800-221-1037 (toll-free)
J.P. Morgan Securities LLC	1-212-834-4533 (collect)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
SunTrust Robinson Humphrey, Inc.	1-800-685-4786 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

The Issuer expects that delivery of the Preferred Stock will be made against payment for the Preferred Stock on the Settlement Date, which will be the ninth business day following the date of this final term sheet (this settlement cycle being referred to as “T+9”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Preferred Stock on the date of this final term sheet or the next succeeding six business days will be required, by virtue of the fact that the Preferred Stock initially will settle in T+9, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date (as defined herein) and trading in the public securities markets or (ii) if the H.15(519) is not published during the week preceding the Reset Dividend Determination Date, or does not contain such yields, then the rate will be determined by interpolation between the arithmetic mean, for the immediately preceding week, of the daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities markets, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15(519) under the caption “Treasury Constant Maturities” as the yield on actively traded U.S. Treasury securities adjusted to constant maturity. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the immediately preceding Reset Dividend Determination Date, or if this sentence is applicable with respect to the first Reset Dividend Determination Date, 1.657%.

“H.15(519)” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System.

“Most recent H.15(519)” means the H.15(519) published closest in time but prior to the close of business on the second business day prior to the applicable Reset Date.

“Reset Date” means the First Call Date and each date falling on the fifth anniversary of the preceding Reset Date.

“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period.

“Reset Period” means the period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

“Ratings Event” means that any nationally recognized statistical rating organization as defined in Section 3(a)(62) of the Exchange Act, or in any successor provision thereto, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Preferred Stock, which amendment, clarification or change results in:

•

the shortening of the length of time the Preferred Stock is assigned a particular level of equity credit by that rating agency as compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Preferred Stock; or

•

the lowering of the equity credit (including up to a lesser amount) assigned to the Preferred Stock by that rating agency as compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Preferred Stock.